Filed Pursuant to Rule 424(b)(3)

Registration No. 333-250986

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 25, 2021)

PROSPECTUS

4D PHARMA PLC

PROXY STATEMENT

LONGEVITY ACQUISITION CORPORATION

Neither the SEC nor any state securities commission has approved or disapproved of the merger or the securities to be issued in the merger or determined whether this prospectus supplement or the proxy statement / prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Please pay particular attention to the “Risk Factors” section beginning on page 41 of the proxy statement / prospectus to which this prospectus supplement relates.

Neither this prospectus supplement nor the proxy statement / prospectus to which it relates is a prospectus made under the Prospectus Regulation (EU) 2019/1127 or Part VI of the United Kingdom Financial Services and Markets Act 2000 (as amended).

This prospectus supplement is dated March 8, 2021.

SUPPLEMENT TO PROXY STATEMENT / PROSPECTUS

This supplement to the definitive proxy statement / prospectus filed pursuant to Rule 424(b)(3) on February 26, 2021 (the “definitive proxy statement / prospectus”) by 4D pharma plc ( “4D Pharma”, “we” or “us”) is being filed to supplement the definitive proxy statement / prospectus as described pursuant to the Explanatory Note below.

EXPLANATORY NOTE

The board of directors of 4D Pharma (the “4D Pharma Board”) appointed Paul Maier to the 4D Pharma Board effective March 1, 2021. Mr. Maier will serve on the Audit and Risk Committee of the 4D Pharma Board, and the 4D Pharma Board has determined that Mr. Maier satisfies the “independence” requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and qualifies as a “audit committee financial expert” within the meaning of the rules and regulations of the Securities and Exchange Commission (the “SEC”). Further, 4D Pharma appointed John Beck as company’s Chief Financial Officer effective March 1, 2021. 4D Pharma is supplementing the definitive proxy statement / prospectus to describe these recent developments and provide related disclosure.

In addition, Longevity Acquisition Corporation (“Longevity”) has received letters from two law firms (the “Law Firm Letters”), each purportedly on behalf of a stockholder of Longevity. The Law Firm Letters demand, on behalf of their clients, certain additional disclosures to the proxy statement / prospectus.

4D Pharma and Longevity believe that no supplemental disclosures are required under applicable laws. However, to avoid the risk of potential stockholder actions delaying or adversely affecting the merger of 4D Pharma and Longevity and to minimize the expense of defending potential stockholder actions, and without admitting any liability or wrongdoing, Longevity is making certain disclosures below that supplement and revise those contained in the definitive proxy statement / prospectus. Nothing in the disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The supplemental disclosures contained below should be read in conjunction with the definitive proxy statement / prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information 4D Pharma and Longevity file with the SEC. To the extent that the information set forth herein differs from or updates information contained in the definitive proxy statement / prospectus, the information set forth herein shall supersede or supplement the information in the definitive proxy statement / prospectus. All page references are to pages in the definitive proxy statement / prospectus, and terms used herein, unless otherwise defined, have the meanings set forth in the definitive proxy statement / prospectus.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT / PROSPECTUS RELATED TO HIRING MR. BECK AS CHIEF FINANCIAL OFFICER AND APPOINTING MR. MAIER TO THE 4D PHARMA BOARD

Inserting the following section on page 19 following the section titled “Trademarks, Trade Names and Service Marks”

RECENT DEVELOPMENTS

Appointment of Mr. Paul Maier to the board of directors of 4D Pharma

Effective March 1, 2021, the authorized number of members of the board of directors of 4D Pharma (the “4D Pharma Board”) was increased from six to seven and Paul Maier was appointed as member of the 4D Pharma Board to fill the vacancy. The 4D Pharma Board has determined that Mr. Maier satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and is “independent” for purposes of the Nasdaq rules. Mr. Maier is also serving on the Audit and Risk Committee of the 4D Pharma Board as the “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under applicable Nasdaq rules.

Paul Maier currently serves as a board member of Eton Pharmaceuticals, Inc, a life science company, since September 2017, and as a board member of International Stem Cell Corporation, a life science company, since July 2007. Previously, Mr. Maier was the Chief Financial Officer at Sequenom Inc. from November 2009 to June 2014. Mr. Maier also served as Senior Vice President and Chief Financial Officer of Ligand Pharmaceuticals from October 1992 to January 2007, and as independent financial consultant to certain life sciences companies. Mr. Maier holds an MBA from Harvard University and a BS in Business Logistics from the Pennsylvania State University. We believe Mr. Maier is qualified to serve on our board of directors due to his financial expertise, especially within the healthcare industry, as well as his investor and public relations, operational and regulatory experience in the life sciences industry.

In connection with his appointment, Mr. Maier, similar to our other non-executive directors, will receive a fixed fee and will not receive any pension payments or other benefits, nor will he participate in bonus or incentive schemes. Mr. Maier will receive reimbursement of travel costs and documented expenses for attendance at meetings of our board of directors. Mr. Maier, similar to our other non-executive directors, has executed specific terms of engagement which may be terminated on not less than three months’ notice by either party. The remuneration of our non-executive directors is determined by our board of directors as a whole, based on a review of current practices in other companies.

In connection with his appointment, Mr. Maier will enter into 4D Pharma’s standard indemnification agreement for directors and officers.

There is no arrangement or understanding between Mr. Maier and any other persons pursuant to which Mr. Maier was selected as an officer within the meaning of Item 401(b) of Regulation S-K under the U.S. Securities Act of 1933, as amended (“Regulation S-K”) nor are there any family relationships between Mr. Maier and any director, executive officer or person nominated or chosen by 4D Pharma to become a director or executive officer of 4D Pharma within the meaning of Item 401(d) of Regulation S-K. Since the beginning of 4D Pharma’s last fiscal year, 4D Pharma has not engaged in any transaction in which Mr. Maier had direct or indirect material interest within the meaning of Item 404(a) of Regulation S-K.

Appointment of Mr. John Beck as Chief Financial Officer

John Beck was appointed as the Chief Financial Officer of 4D Pharma effective March 1, 2021.

Mr. Beck serves on the board of directors of Artelo Biosciences, as a scientific advisor, and mentor to the University of San Diego’s student-run TRITON fund. Prior to joining us, Mr. Beck served as Senior Vice President, Finance and CFO of Ritter Pharmaceuticals from May 2018 to May 2020. Mr. Beck also served as Executive Manager and CEO at Wellspring Water Technologies, LLC from October 2015 to May 2018 and CEO of West Tech Medical, LLC from October 2015 to May 2018. Mr. Beck also was the CFO and Senior Vice President of Finance and Operations of Ardea Biosciences from February 2008 to June 2012, and held positions as Senior Vice President of Finance, Treasurer and CFO of Metabasis Therapeutics from February 1998 to February 2008, and the Director of Finance at Neurocrine Biosciences from June 1992 to February 1998. Mr. Beck holds a B.A. in Accounting from the University of Washington, Seattle, a degree in theology from a Seattle-area seminary and is a licensed CPA (inactive status) in the state of California.

Mr. Beck is engaged as our Chief Financial Officer under a service agreement pursuant to which he is entitled to a base salary of $330,000 per annum. In addition to the base salary, he is entitled to participate in a bonus scheme, which may be paid from time to time at the discretion of the Remuneration Committee.

The agreement may be terminated by either party on one year’s written notice or, immediately by us, in the event of default, which includes, but is not limited to circumstances in which, Mr. Beck is disqualified from acting as a director, convicted of a criminal offence, declared bankrupt, found guilty of fraud or conducting gross misconduct. In the event of early termination not caused by an event of default, we may exercise our discretion to make a payment in lieu of notice to Mr. Beck. The agreement includes certain restrictive covenants, and, upon termination, Mr. Beck is restricted from becoming involved, directly or indirectly, with any business which is similar to or competitive with us, for a period of 12 months.

In connection with his appointment, Mr. Beck will enter into 4D Pharma’s standard indemnification agreement for directors and officers.

There is no arrangement or understanding between Mr. Beck and any other persons pursuant to which Mr. Beck was selected as an officer. There are no family relationships between Mr. Beck and any director, executive officer or person nominated or chosen by 4D Pharma to become a director or executive office of the company within the meaning of Item 401(d) of Regulation S-K. Since the beginning of 4D Pharma’s last fiscal year, 4D Pharma has not engaged in any transaction in which Mr. Beck had direct or indirect material interest within the meaning of Item 404(a) of Regulation S-K.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT / PROSPECTUS RELATED TO THE LAW FIRM LETTERS

The section of the definitive proxy statement / prospectus entitled “Summary – Potential Financing Transaction” on page 35 is hereby amended by:

Amending and restating the paragraph as follows:

Concurrently with this transaction, 4D Pharma intends to approach a limited number of qualified institutional buyers and institutional accredited investors regarding a potential private placement of its ordinary shares or ADSs in order to raise additional funds for working capital purposes. 4D Pharma currently expects to seek to raise at least $25 million in gross proceeds and, subject to market conditions, may seek to raise a greater amount. On February 25, 2021, 4D Pharma retained Chardan and Ladenburg Thalman & Co. Inc. (“Ladenburg”) to act as co-placement agents for such placement. Pursuant to the engagement letter, 4D Pharma will pay the co-placement agents an aggregate fee in cash equal to 6% of the amount raised in the financing (such fee to be split evenly between the two placement agents), plus actual out-of-pocket expenses. The engagement letter further provides that, conditioned upon raising a specified amount of proceeds in the financing, each placement agent would have the right to act as a placement agent or underwriter in any 4D Pharma financing occurring within six months of the closing of the financing. In any such financing, each placement agent would be entitled to receive 25% of the total economics paid to the syndicate.

This financing transaction, if completed, could close contemporaneously with, or on a date after, the closing of the Merger. However, we cannot assure you that the Company will raise such funds or that a financing transaction will occur at all. In the event that binding commitments are obtained in advance of the Longevity stockholder meeting, 4D Pharma will supplement this Prospectus/Proxy Statement with the material terms of such commitments and any related potential dilution to 4D Pharma and Longevity shareholders.

The section of the definitive proxy statement / prospectus entitled “Longevity Proposal 1: The Merger – Background of the Merger” beginning on page 117 is hereby amended by:

Amending and restating the fourth paragraph on page 119 as follows:

In April 2020, 4D Pharma management, in consultation with Chardan, an investment bank specializing in, among other things, corporate financing and M&A projects in the healthcare and disruptive technologies fields, identified several potential merger candidates for a potential reverse merger transaction. On March 29, 2020, 4D Pharma formally engaged Chardan as a financial advisor pursuant to an engagement letter. Pursuant to the original engagement letter, which was later amended in October 2020, 4D Pharma agreed to pay Chardan fees in the event that 4d Pharma entered in a transaction with a party introduced by Chardan in which the 4D Pharma or a successor becomes a publicly traded entity, other than an outright sale, during the one-year term of the agreement, unless terminated earlier, or nine months after termination. A fee would be payable, at the execution of the transaction agreement, equal to 1.25% of the fully diluted shares of 4d Pharma, or $500,000 in cash, at 4D Pharma’s discretion. A further fee would be payable at the completion of the transaction in cash equal to $1.75 million and 4% of the total net cash of the other party. In addition, Chardan was entitled to reimbursement of out-of-pocket expenses. Upon receipt of a signed letter of intent, Chardan was also entitled to a 15 month right of refusal to act as sole placement agent on the next private placement of 4D Pharma’s securities in which 4D Pharma elects to engage a placement agent, or as the co-lead managing underwriter and co-bookrunner on 4D Pharma’s next public offering. When engaged as co-lead managing underwriter and co-bookrunner, Chardan would be entitled to a minimum of 25% of the total economics paid to the entire banking syndicate on the offering of securities. Chardan had previously acted as placement agent on two private placement transactions for 4D Pharma, with gross proceeds of £22 million in February 2020 and gross proceeds of £7.7 million in July 2020 for which it received compensation of $608,000 and $135,000, respectively.

Amending and restating the sixth paragraph on page 120 as follows:

On February 19, 2020, Longevity retained Chardan as its financial and M&A advisor to bring in potential targets and investors towards a business combination on a non-exclusive basis. Pursuant to the original engagement letter, which was later amended in October 2020, Longevity agreed to pay Chardan a fee in connection with a business combinations with a party introduced by Chardan that was not already in negotiations with Longevity as of February 19, 2020 during the term of the engagement or 12 months thereafter. The fee was payable at the closing the transaction in cash or the same form of consideration issued in the business combination, at Longevity’s discretion. The fee amount was equal to 3.0% of the aggregate value of the transaction up to $100 million, and 2.0% of the aggregate value of the transaction between $100 million and $200 million, and 1.0% of the aggregate value of the transaction above $200 million. In addition, Chardan was entitled to reimbursement of out-of-pocket expenses.

Amending and restating the sixth paragraph on page 121 as follows:

On September 13, 2020, the discussion among 4D Pharma, Longevity and Chardan culminated in Chardan proposing certain terms to be included in a draft non-binding letter-of-intent (LOI) a combination of Longevity and 4D Pharma, based on further negotiations with 4D Pharma, for Longevity’s consideration. The proposed terms included acquisition consideration to be provided to 4D Pharma securityholders comprised of 24,000,000 Longevity Shares, plus a number of Longevity Shares issuable to holders of 4D Pharma options, warrants and other convertible securities based on the implied exchange ratio, plus the potential to receive additional contingent shares based on future events and trading prices. The proposed terms in relation to the backstop arrangement included the issuance of 600,000 Longevity Shares to the backstop investors, the transfer by SPAC Sponsor of 200,000 Longevity Shares, and the right to a portion of the cash proceeds, if any, of the post-closing exercise of Longevity warrants.

Amending and restating the ninth paragraph on page 121 as follows:

On September 16, 4D Pharma forwarded a non-binding LOI to Longevity, which was accepted and returned by Longevity the same day. The LOI contemplated an acquisition of 4D Pharma by Longevity in exchange for Longevity stock by means of a scheme of arrangement in the UK, with Longevity remaining listed on Nasdaq. The acquisition consideration proposed to be provided to 4D Pharma securityholders was comprised of 24,000,000 Longevity Shares, plus a number of Longevity Shares issuable to holders of 4D Pharma options, warrants and other convertible securities based on the implied exchange ratio, plus the potential to receive additional contingent shares based on future events and trading prices. The terms of the backstop arrangement provided for the issuance of 700,000 Longevity Shares, the transfer by SPAC Sponsor of 200,000 Longevity Shares, an option to acquire up to 400,000 Longevity Shares from the SPAC Sponsor, and the right to a portion of the cash proceeds, if any, of the post-closing exercise of Longevity warrants.

Amending and restating the fifth paragraph on page 123 as follows:

During the period from October 9, 2020, to October 15, 2020, Longevity’s and 4D Pharma’s management team and their respective advisors held many calls to negotiate the terms of various transaction documents, including: (i) the definitive Merger Agreement, (ii) Backstop Agreement, (iii) Disclosure Letter, (iv) Lock-up Agreement, (v) Sponsor Voting Agreement, and (vi) other ancillary agreements. During those negotiations, the parties discussed the valuation range and transaction expenses. Longevity and 4D Pharma also agreed to eliminate the right to receive additional contingent shares as contemplated by the LOI. Chardan also communicated with the potential backstop investors about the transaction terms in order to get approval for the proposed Backstop Agreement. During the course of those discussions, 4D Pharma, Longevity and the proposed backstop investors agreed that the proposed right to a portion of the cash proceeds, if any, of the post-closing exercise of Longevity warrants would be payable by 4D Pharma in 4D Pharma equity securities instead of in cash.

Inserting the following prior the first paragraph on page 124:

The Longevity Board also based its conclusion on a financial analysis of the prospects for 4D Pharma prepared by Longevity’s management team. The Longevity management team developed its financial analysis based on 4D Pharma’s publicly available financial results and analyst coverage reports issued by four investing banking firms. The summary of the financial analysis considered by the Longevity Board is as follows:

	2018	2019	2020e	2021e	2022e
Sales (GBP)(M)	0	0.2	0	15.4	24.5
EBITDA	-28.4	-31.6	-31.5	-20.3	-1.4
Net Profit	-23.7	-24.1	-25.5	-13.8	5.5
change%	-41.70%	-1.69%	-5.80%	45.80%	140%
Operating Cashflow	-22.9	-21.6	-24.9	20.1	35.9
Financial Investment, Net	27.1	9.7	-1.5	-1.5	-1.5
Total Assets	52.6	30.6	36.7	57.2	90.5
Total Liabilities	-6.8	-8.3	-7.3	-7.8	-6.3
Shareholder's funds	45.8	22.3	29.4	49.4	84.2
No. of shares, Diluted	65.5	65.5	131.4	131.4	131.4
EPS	-36.2	-36.8	-19.4	19.1	27
change%	-21%	-1%	-47%	-1%	42%
Book Value Per Share	69.9	34.1	22.4	37.6	64.1
EV/SALES	NS	836.8x	NS	12.4x	7.7x
PE	NM	NM	NM	NM	32.7x

The Longevity Board also considered an analysis of comparable companies listed on Nasdaq/NYSE prepared by Longevity’s management team. The summary of the key terms of the comparable company analysis considered by the Longevity Board is as follows:

Company	Therapeutic Areas	IP estate	CMC	Market cap ($)
4D(DDDD)	Oncology (Ph2) Asthma (Ph2) COVID-19 (Ph2) Gastroenterology (Ph2) Inflammation (Ph2-ready) CNS (Preclin.) Autoimmune (Preclin.) Infectious Disease (Disc.)	>1000 granted patents 65 patent families	Own cGMP manufacturing facility	240M
Evelo(EVLO)	Dermatology (Ph2) Oncology (Ph2) COVID-19 (Ph2) Inflammation (Preclin.) Neuroinflammation (Preclin.)	46 granted patents 26 patent families	Reliant on external manufacturing partners	262.5M
Kaleido(KLDO)	Metabolic Disease (Ph2) Infectious Disease (Ph2)	35 granted patents 14 patent families	Reliant on external manufacturing partners	470.5M
Seres(MCRB)	Gastroenterology (Ph3) Inflammation (Ph2) Oncology (Ph1) Infectious Disease (Disc.)	24 granted patents 16 patent families	Partially reliant on external manufacturing partners	2.64B

Based on the foregoing, Longevity’s Board concluded that it believed the transaction valued 4D Pharma favorably for Longevity stockholders based on 4D Pharma’s prospects and it believed 4D Pharma presented the following advantages relative to the comparable companies:

1. As an AIM listed public company for several years, 4D Pharma would likely have lower compliance risks than other potential targets;

2. 4D Pharma already had audited financials audited by a recognized auditor, which the Longevity board believes is an essential factor for a smooth and successful transaction;

3. A strong IP portfolio surrounding LBPs;

4. Strong progress has been made to elucidate the mechanism of action of each LBP candidate;

5. Market leadership in microbiome LBP space, which is receiving growing industry & academic support;

6. Scalable GMP manufacturing infrastructure;

7. The prospects for the MRx0518 collaboration with Merck & Co and MD Anderson;

8. The MicroRx platform has the potential to be a cost-effective and efficient platform for LBP drug development;

9. 4D Pharma is positioned to address the nascent LBP market in oncology, CNS, autoimmune and respiratory therapy areas; and

10. 4D Pharma has either a similar number of products in its pipeline, or an even larger portfolio than the other three comparable companies. EVLO, which is the lowest valued comparable company, is valued higher than the valuation offered by Longevity to 4D Pharma.

The Longevity Board also considered valuation analyses included in recent coverage reports from four investment banks and concluded that a reasonable valuation of 4D Pharma should range from $500 to $600 million. The proposed valuation of $240 million represented over a 50% discount from this valuation range.

The Longevity Board also reviewed certain metrics related to prior target companies (referred to above as Company I, Company J, Company K and Company L), mainly consisting of the such targets’ financial forecasting, reasonable valuations and the outcome of due diligence performed by Longevity with respect to such targets. Specifically:

	Net Assets ($M)	Revenue ($M)	Net Profit ($M)	Valuation ($)	Price to Earnings	Price to Sales
Company I	26.6	12.6	8.0	100M	12.5	7.92
Company J	48.4	32.5	20.7	1B	48.4	30.8
Company K	10	None	Net Loss	1.0 to 1.5B	--	--
Company L	7	None	Net Loss	171M	--	--

The Longevity Board also considered the existence of the backstop arrangement as providing increased certainty that the transaction would be completed.

All of the foregoing supported the conclusion of Longevity’s Board that the transaction with 4D Pharma would be in the best interest of all Longevity shareholders.

Inserting the following sentence after the fourth sentence in first paragraph on page 124:

As Longevity is a SPAC with no operations, financial projections for its operations were not applicable and thus not considered.

Amending and restating the third paragraph on page 124 as follows:

Beginning on October 20, 2020, 4D Pharma entered into negotiations with Chardan to revise the terms of the engagement letters between Chardan and Longevity and 4D Pharma. 4D Pharma verbally agreed with Chardan to revise the existing terms of arrangement such that in lieu of cash and equity payments under the existing engagement letters with each of Longevity and 4D Pharma that Chardan would instead receive 2,750,000 shares of the combined company at the completion of the transaction, as its sole advisory fee (with a total current value that is less than the aggregate that would have been payable under the two prior engagement letters) in connection with the transaction. On February 26, 2021, 4D Pharma, Longevity, and Chardan executed an amendment to Chardan’s engagement letters, which superseded the terms of the prior engagement letters, to reflect such arrangement. Chardan further agreed in the amendment to not sell or otherwise transfer such 2,750,000 shares for a period of ninety days following the closing of the Merger.

Inserting the following paragraph after the first paragraph on page 126:

The directors and management of Longevity were not offered, and will not have, a role on the 4D Pharma Board or in the management of 4D Pharma following completion of the Merger.

The section of the definitive proxy statement / prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of 4D Pharma – Liquidity and Capital Resources – Current Outlook” beginning on page 221 is hereby amended by:

Amending and restating the fifth paragraph on page 221 as follows:

Concurrently with this transaction, 4D Pharma intends to approach a limited number of qualified institutional buyers and institutional accredited investors regarding a potential private placement of its ordinary shares or ADSs in order to raise additional funds for working capital purposes. 4D Pharma currently expects to seek to raise at least $25 million in gross proceeds and, subject to market conditions, may seek to raise a greater amount. On February 25, 2021, 4D Pharma retained Chardan and Ladenburg to act as co-placement agents for such placement. Pursuant to the engagement letter, 4D Pharma will pay the co-placement agents an aggregate fee in cash equal to 6% of the amount raised in the financing (such fee to be split evenly between the two placement agents), plus actual out-of-pocket expenses. The engagement letter further provides that, conditioned upon raising a specified amount of proceeds in the financing, each placement agent would have the right to act as a placement agent or underwriter in any 4D Pharma financing occurring within six months of the closing of the financing. In any such financing, each placement agent would be entitled to receive 25% of the total economics paid to the syndicate.

This financing transaction, if completed, could close contemporaneously with, or on a date after, the closing of the Merger. However, we cannot assure you that the Company will raise such funds or that a financing transaction will occur at all. In the event that binding commitments are obtained in advance of the Longevity stockholder meeting, 4D Pharma will supplement this Prospectus/Proxy Statement with the material terms of such commitments and any related potential dilution to 4D Pharma and Longevity shareholders.